

August 16, 2010

Sean M. O'Connor
International Assets Holding Corp.
329 North Park Avenue, Suite 305
Winter Park, Florida 32789

> **Re:** **International Assets Holding Corp.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **File No. 000-23554**

Dear Mr. O'Connor:

We have reviewed your response letter dated July 23, 2010, and have the following additional comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

1. We await your amendment to the Form 10-K for the year ending September 30, 2009 to reflect your proposed revisions regarding your non-GAAP presentation.

You may contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202) 551-3413 with any other questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief